

Mail Stop 4561

May 14, 2010

Peter B. LaMontagne
Chief Executive Officer
Paradigm Holdings, Inc.
9715 Key West Ave., 3rd Floor
Rockville, MD 20850

> **Re: Paradigm Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2010**
> **File No. 000-09154**

Dear Mr. LaMontagne:

This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have not included the disclosures required by our recent amendment to the proxy rules. Refer to SEC Release No. 34-61175 Proxy Disclosure Enhancements. Please revise your filing accordingly.

Proposal One – Reincorporation of the Company, page 4

2.   We note your statement that the Board of Directors believes that the best interests of the company and its shareholders will be served by the Reincorporation. Your discussion should be balanced to include any burdens or disadvantages that may be imposed on shareholders as a result of the change in law from Wyoming to Nevada and as a result of any amendments to your charter documents.

3.   We note that you intend to increase your authorized common stock and change the voting provisions of the Series A-1 Preferred Stock. It appears that you

should present each of these proposed actions as a separate item to be voted upon with corresponding changes to the form of proxy card. Please also include your reasons for seeking shareholder approval of each separate proposal. See Item 11 of Schedule 14A and Rules 14a-4(a)(3) and 14a-4(b)(1) of Regulation 14A. Please revise accordingly.

4.   Please disclose whether you presently have any plans, proposals or arrangements to issue any of the authorized shares of common stock that would become newly available for any purpose, including future acquisitions and/or financings. If so, please revise your disclosure to include materially complete descriptions of any such transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any additional common stock.

5.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of an increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

Proposal Two – Approval of Certain Rights Granted to the Hale Entities in the Certificate of Designations, page 10

6.   Please revise the subheading to state succinctly the nature of the "certain rights" to be granted to the Hale Entities for which you are seeking shareholder approval. At a minimum it should be clear from the revised subheading that you are seeking shareholder approval to grant the Hale Entities authority to designate a specified number of directors as well as observers to the board of directors.

7.   The initial paragraph on page 10 is unnecessarily dense and difficult to read. Please revise the first paragraph of this proposal to specify, in layman's terms, the rights for which you are seeking approval. Expand your disclosure to include a discussion that provides the reader with the contextual background necessary to an understanding of the reasons for this proposal and explain the impact the approval of these rights will have on your holders of your common stock. Your discussion should be expanded to include all of the material information regarding the rights you are seeking to grant to the Hale Entities that are relevant to a voting decision. For instance, without limitation, discuss the number of directors and observers the Hale Entities will be permitted to designate, the circumstances under which those numbers may change, and the ability of the Hale Entities to convert board observers into directors. Further, please provide a materially complete description of the "certain board of directors observer rights" described in the Side Letter to which you refer on page 10 of the proxy. Finally,

consider including a cross reference to your Form 8-K filed March 3, 2009, which we note includes a more complete description of the sale of the securities to the Hale Entities.

8.   Please revise your filing to include a discussion of the consequences to the holders of your common stock, the company and the Series A-1 Preferred Stockholders should Proposal Two not be approved.

                        *   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel